Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

BNN Bloomberg Commodities - Interview with Rob Piconi

November 2, 2021

Andrew Bell

Swiss startup Energy Vault plans to build several gravity energy storage systems in Canada and the United States. This, of course, will help store energy longer term from intermittent sources, such as solar and wind. And they've struck a deal with an outfit, an aviation fuel maker, DG Fuels. We are joined now by Rob Piconi. He is co-founder and CEO of Energy Vault. Rob, it's great to talk to you again. Just remind us, your technology is spectacular, you've got this crane with six big arms. Tell us how it works to store electricity.

Rob Piconi

Sure. Thanks, Andrew. We take excess wind and solar when it's not needed, and that excess power turns motors, it lifts our composite blocks up in the air. And we do stack them, and at height, they're all potential energy. And then we have a very sophisticated software system that's AI and computerized control that when the grid, or the customer in this case, needs that electricity to power their process, we lower those composite blocks. That turns motors, that creates a electricity and generates that to the end user source.

Andrew Bell

And I had a slip of the tongue there. I said concrete blocks, but of course you're saying one of the advantages here is that you can use waste, ash, or you can use soil, or you can use material that otherwise might be just thrown away to provide the weight.

Rob Piconi

That's right. And in fact, our default solution is just the soil from the excavation, so this keeps it all local. That minimizes the greenhouse gases from transporting things to the site. But absolutely, we can use coal ash, we can use tailings from a mining process, concrete debris. So we attempt to those things where they're available, because that's good for our circular economic thesis as well.

Andrew Bell

Tell us about this deal with DG Fuels. Who are they and how will this project work?

Rob Piconi

Yeah, DG Fuels is a producer of green jet fuel, or what they call SAF, sustainable aviation fuel. And they are a company that's been around about five or six years, and they've developed a special process that combines essentially green hydrogen, which we're providing with solar, our storage and an electrolyzer, and also a biomass to carbon process. So, those two ingredients make 100% sustainable green aviation fuel, and they've got agreements essentially as announced across three locations, in Louisiana, Ohio, and British Columbia with LOIs in place, for all of those locations to build these facilities.

Andrew Bell

Oh, tell us, just remind me, what are your own plans? Do you have plans to go public yourselves?

Rob Piconi

Correct, yes. We announced in September our intention to merge and do an IPO with Novus Capital, and we expect that to close in the first quarter of next year. So we're in the process of that and going through all the customary filings, and everything looks like it's on track for that. And just very excited to actually have the public markets and have the capital now that fully funds our business plan, Andrew, so we can expand and deploy our solutions now. Not only here in the US and in Canada, but all over the world.

Andrew Bell

Oh, and of course, so you're going to merge essentially with one of these SPACs, a special acquisition company.

Rob Piconi

That's correct.

Andrew Bell

Okay. Now, tell us, do you have any full-scale systems at work yet, Rob, or are you still working with prototypes?

Rob Piconi

No, we have one full scale system that's in Switzerland that we interconnected to the Swiss national grid back in July 2020. And in fact, that's a system that we've been using for testing that customers have been logging into the system and doing some local testing, including Saudi Aramco, who we announced in April with our EVx platform. So that's our new platform, and also Enel Green Power, which we announced in June. Enel's the largest independent power company globally in 28 countries. They have almost 50 gigawatts, Andrew, of wind and solar under management. So, these large customers have been using this system in Switzerland to test and trial our technology, and now essentially we're signing agreements to go ahead and deploy that technology all over the world.

Andrew Bell

They're pretty spectacular looking rigs. How much would it cost to put in a full-scale one? Is it millions, or can you give us any kind of a ballpark?

Rob Piconi

Sure. I think on average, customers are going to be looking at a few hundred megawatt hours of storage. So that's going to be anywhere from $50 to up to $300 million on average for us in deploying these systems. What we announced, for example, with the DG Fuels were actually three projects for a total of 1,600 megawatt hours, or 1.6 gigawatt hours, which is one of the largest single deals announced in the world. And those are three projects that will be split up. And on average, those projects are going to be, as I said, anywhere between 50 to 150 million split. And we announced that up to $520 million with these first three projects with DG Fuels.

Andrew Bell

I'm sorry. Just clarify for me geographically, where will these projects for DG Fuels be located?

Rob Piconi

Well, we announced three of them. One of them is going to be in Louisiana in the United States. That's going to be the first one. And that one is announced is 500 megawatt hours. They also have a site in Ohio and also in British Columbia. So, we announced three total, and for a total of 1.6 gigawatt hours of storage.

Andrew Bell

This is amazing stuff. I mean, these things, are they going to be a feature of the landscape? It almost looks like a giant Jenga game. I know you're sick of being told that.

Rob Piconi

Yeah. You know what? You mentioned that last time we spoke, and actually we have a new design, Andrew, and I hope this doesn't disappoint you because it's probably less Jenga looking from the outside. But we have something now that is essentially looks like just a building. It's a structure, just a fixed-frame structure. If you think about vertical freight elevator, so think about multiple, vertical freight elevators, just essentially modularly built right to each other, and think about the composite bricks that are essentially being raised and lowered by that software. So it's all orchestrated by the software and done with that AI platform.

Rob Piconi

So, essentially it's a building, it's cladded and just a structure now. So that helps with the environment, it keeps some of the environmental elements out. It helps aesthetics a little bit, but of course I'm very fond of our very first product that is the six-armed crane as well.

Andrew Bell

Oh, well. Just leave us with a final thought. I mean, 90% of the electricity storage in the world is essentially by pumping water to a higher elevation when the electricity's cheap, and then using the water as a down to turn turbines. Are your costs per unit of electricity comparable with that? I know it's kind of apples and oranges.

Rob Piconi

Yeah, actually that's a great analogy because they're pretty similar. Because we use gravity just like the process you described, which are the large pump hydroelectric dam. So we take that same concept and that same physics of potential energy that turns into kinetic energy and just essentially designed and innovated a way to build that anywhere. And so from a cost perspective, we're actually about a third of the cost of those pumped hydroelectric dams. So we're much less expensive, we're much higher on the round-trip efficiency, so that means our losses are much less per every unit of storage, and we don't degrade over time, of course.

Rob Piconi

So that's one of the reasons that DG Fuels really selected us, is for that levelized cost economics and for the fact that we have a safe technology, it's local, we don't have a scarce supply chain, have a big global supply chain. As you know with lithium-ion, it's a very difficult supply chain with scarce metals from just a few parts of the world. So that was a big factor for DG Fuels, Andrew, in selecting us, and those aspects I think are becoming more important for customers beyond just the economics and the utility scale.

Andrew Bell

Rob, thank you very much indeed. Rob Piconi has been our guest, co-founder and CEO of Energy Vault. After the break, we're going to take a quick look at shares in Nutrien. Now, they moved up on stronger profit, then they came under pressure. There is a bear case to make for the fertilizer makers as cost of fertilizer soar, there's likely to be demand destruction. We'll be back.

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 Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels; demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes and costs; ability to negotiate definitive contractual arrangements with potential customers; including a purchase and sale agreement with DG Fuels that is contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.